Ball Corporation

10 Longs Peak Drive

Broomfield, CO  80021-2510

April 8, 2020

VIA EDGAR SUBMISSION AND EMAIL

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3561

Attention: Office of Manufacturing and Construction

Re:       Ball Corporation

Form 10-K for Fiscal Year Ended December 31, 2019

Filed February 29, 2020

File No. 1-07349

Dear Ms. Clark and Mr. Cash:

On behalf of Ball Corporation (“Ball”), we are writing in response to the comments contained in the Staff’s comment letter of April 1, 2020, with respect to the above-referenced filing.

For the convenience of the Staff’s review, the comments contained in the Staff’s comment letter are set forth below and indicated in bold, followed by Ball responses immediately after each comment.

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Form 10-K for the fiscal year ended December 31, 2019

Financial Condition, Liquidity and Capital Resources

Cash Flows and Capital Expenditures, page 28

1.

Although the header indicates a discussion of cash flows and capital expenditures, we note no discussion of the changes in cash flows from investing and financing activities. Please revise to include detail of the nature of the cash flows in investing and financing activities including changes from year to year.

Response:

Our approach in the liquidity sections of our filings has been to highlight activity that is not readily available from the face of the cash flow statement. Within the financial condition, liquidity and capital resources section, we provide additional information on debt borrowings/repayments and share repurchases, which typically comprise the majority of our financing activities. In future filings, we will add additional narrative to help readers better understand trends in our capital expenditure and other investing activities year on year. For 2019, this narrative would read as follows:

“Cash outflows from investing activities increased by $216 million from $206 million in 2018 to $422 million in 2019. This predominantly reflected the net effect of lower cash proceeds from business dispositions of $379 million and a $218 million reduction in capital expenditures as large growth projects in our North American and European beverage packaging facilities were completed.

Cash outflows from financing activities decreased by $994 million from $1,040 million in 2018 to $46 million in 2019. The primary reason for the lower outflows was the issuance of an aggregate €1.3 billion of senior notes in November 2019, partially offset by increased net share repurchases of $234 million. Further details of financing activities are provided below.”

Financial Statements

Notes to the Consolidated Financial Statements

1. Critical and Significant Accounting Policies

Significant Accounting Policies

Inventories, page 45

2.

We note your disclosure that inventories are carried at the lower of cost or market. Please tell us how this is consistent with ASC 330-10-35-1B which indicates that inventories should be valued at the lower of cost or net realizable value.

Response:

We used the term “market” in relation to the valuation of inventories with the intention of it being synonymous with “net realizable value.” We confirm that our accounting policy is in compliance with ASC 330-10-35-1B and will revise the wording in future filings to the following:

“Inventories are stated at the lower of cost or net realizable value using either the first-in, first-out (FIFO) cost method of accounting or the average cost method. Inventory cost is calculated for each inventory component taking into consideration the appropriate cost factors including fixed and variable overhead, material price volatility and production levels.”

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As requested in the Staff’s comment letter, Ball acknowledges the following:

•	Ball is responsible for the adequacy and accuracy of the disclosure in the filing discussed herein;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	Ball may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have additional questions or require any additional information with respect to the above-referenced filing or this letter, please do not hesitate to contact me at (303) 460-2191.

Very truly yours,

/s/ Scott C. Morrison
Senior Vice President and Chief Financial Officer

cc: Nate C. Carey
Vice President and Controller